Exhibit 4.12

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). IN ADDITION, THIS NOTE HAS NOT BEEN REGISTERED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE UPON EXEMPTIONS PROVIDED UNDER SUCH LAWS. THIS NOTE MAY NOT BE PLEDGED, SOLD OR TRANSFERRED IN THE ABSENCE OF (1) AN EFFECTIVE REGISTRATION STATEMENT COVERING THE NOTE FILED UNDER THE ACT, (2) AN OPINION OF QUALIFIED COUNSEL, WHICH OPINION AND COUNSEL ARE SATISFACTORY TO THE BOARD OF DIRECTORS, THAT REGISTRATION IS NOT REQUIRED OR (3) OTHER EVIDENCE SATISFACTORY TO THE BOARD OF DIRECTORS THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

€[ ] Euros	[ , 2007]

For value received Averion International Corp. a Delaware corporation (“Payor”), promises to pay to Cerep S.A., a French corporation (“Holder”), the principal sum of [         Euros (€          )] with simple interest on the outstanding principal amount accruing at six percent (6%) per annum, on the terms set forth below. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

This Promissory Note (this “Note”), is issued pursuant to that certain Securities Purchase Agreement dated [               , 2007] (the “Closing Date”) by and between Payor and Holder (the “Purchase Agreement”), which is incorporated herein by reference as though fully set forth herein. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them under the Purchase Agreement.

1.             Repayment. Interest shall be payable in quarterly installments of interest only with the initial quarter beginning with the month in which this Note was issued and continuing on the last day of each and every quarterly period thereafter continuing until the first to occur of (i) the third (3rd) anniversary date of the Closing Date, or (ii) an Event of Default (as defined below), at which time all principal and accrued and unpaid interest due on this Note shall be due and payable (the “Maturity Date”). Payor may prepay all or any portion of the outstanding balance of unpaid principal and any accrued but unpaid interest thereon at any time without penalty, fee or acceleration. Payments made to the Holder shall be net of any fees, taxes and duties.

2.             Place of Payment. All amounts payable hereunder shall be payable at the office of the Holder or any bank account specified by the Holder, unless another place of payment shall be specified in writing by the Holder.

3.             Right of Offset. Each of the Holder and Payor hereby acknowledge and agree that the Holder has certain indemnification obligations to Payor and its Representatives under Article VII of the Purchase Agreement. In the event Holder is obligated to indemnify Payor under the Purchase Agreement, Payor may offset the outstanding balance of unpaid principal and interest under this Note against the aggregate amount of payments to be made pursuant to such indemnification obligations, subject to the amount limitation set forth in Section 7.6 (a) of the Purchase Agreement.

4.             Representations of Payor. This Note, when executed and delivered by Payor, shall constitute a valid and binding obligation of Payor enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws.

5.             Default. Each of the following events shall be an “Event of Default” hereunder:

(i)            Payor fails to pay timely any of the principal amount or any other amounts due under this Note within fifteen (15) days’ of written notice of non-payment of the same;

(ii)           Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors; or

(iii)         An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within ninety (90) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor.

Upon the occurrence of an Event of Default hereunder, all unpaid principal and accrued but unpaid interest and other amounts (if any) owing hereunder shall, at the option of the Holder, be immediately due, payable and collectible by the Holder pursuant to applicable law.

In addition, late payments of any amounts due under this Note shall bear interests at twelve percent (12%) per annum.

6.             Transfer; Assignment. The terms of this Note shall apply to, inure to the benefit of, and bind all parties hereto, their heirs, legatees, devisees, administrators, executors, successors, assigns. Notwithstanding any provision of this Note to the contrary, in addition to complying with applicable securities laws, the Holder must obtain the written consent of the Payor prior to assigning this Note. This Note is registered on the books of the Payor and is transferable only by surrender thereof at the principal office of the Payor duly endorsed or accompanied by a written instrument of transfer duly executed by the registered Holder of this Note or his attorney duly authorized in writing.

7.             Usury Exemption. Notwithstanding any provision of this Note, Payor shall not and will not be required to pay interest at a rate or any fee or charge in an amount prohibited by applicable law. If interest or any fee or charge payable on any date would be prohibited, then such interest, fee or charge will be automatically reduced to the maximum amount that is not prohibited. In the event that Holder receives payment of any interest, fee, or charge that would cause the amount so received to exceed the maximum amount permitted under applicable law, then, to the extent that the amount so received exceeds the maximum amount permitted under applicable law:  (a) in the first instance, the amount received shall be applied to principal and (b) in the second instance, in the event that the principal amount of this Note has been paid in full, the remaining amount so received shall be deemed to be a loan from Payor to Holder, repayable upon the demand of the Payor with interest at the legal rate from the date of Holder’s receipt of each payment in excess interest, fees, or charges.

8.             Subordination. The Holder of this Note acknowledges and agrees that the rights of Holder under this Note shall be subordinate and junior to the rights and priorities of any and all future institutional lenders (and any all successors, assignees and transferees thereof) of Payor, and Holder hereby agrees to execute and deliver any additional subordination agreement that may be required by any such future institutional lender to further evidence such subordination.

9.             Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of law principles.

10.          No Rights as Stockholder. The Holder will not be entitled to vote, receive dividends or exercise any of the rights of the holders of the Payor’s equity securities for any purpose.

11.          Amendments. This Note may be amended or a provision hereof waived only in a writing signed by the Payor and the Holder.

[Signature Page to Promissory Note Follows]

IN WITNESS WHEREOF, Payor and Holder, intending to be legally bound hereby, have each caused this Note to be duly executed the day and year first above written.

“PAYOR”	AVERION INTERNATIONAL CORP.

By: Philip T. Lavin
Its: Chief Executive Officer

“HOLDER”	CEREP, S.A.

By:
Its:

[Signature Page to Promissory Note]